Exhibit 99.1

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME ANNOUNCES PREFERRED SHARE FINANCING

Vancouver, Canada, July 23, 2008 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it has entered into an agreement with CR Intrinsic Investments, LLC, an investment fund managed by CR Intrinsic Investors, LLC, an affiliate of S.A.C. Capital Advisors, LLC to purchase Series A convertible preferred shares for gross proceeds of US$25 million.  Proceeds of the financing will be used for general corporate purposes, costs associated with the ongoing strategic process and continued development of Cardiome’s clinical programs.

“We view this transaction as an important bridge which provides us with additional near-term financial flexibility and a strengthened balance sheet as we enter an important phase of our current strategic discussions,” said Doug Janzen, President and Chief Business Officer of Cardiome.  “We are pleased that our largest shareholder is willing to support Cardiome with a transaction which will assist us in maximizing the value of our vernakalant franchise following our recent positive oral data.”

Under the non-brokered private placement, Cardiome has entered into an agreement to sell 2,272,727 Series A convertible preferred shares at a price of US$11.00 per share for gross proceeds of US$25 million to CR Intrinsic Investments, LLC.  Subject to certain timing restrictions, the preferred shares will be convertible into common shares of Cardiome on a 1-to-1 basis.  In the event of a change of control of the Company, each preferred share will automatically convert immediately prior to the closing of the change of control event.  No coupon or interest is payable on this series of preferred shares.  Closing of the transaction is subject to the fulfillment of customary and usual closing conditions.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ National Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.